UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

BLUE OWL CREDIT INCOME CORP.
(Name of Subject Company (Issuer))
BLUE OWL CREDIT INCOME CORP.
(Names of filing Person (Offeror and Issuer))

Class S Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
69120V101
(CUSIP Number of Class of Securities)
Class D Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
69120V200
(CUSIP Number of Class of Securities)
Class I Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
69120V309
(CUSIP Number of Class of Securities)
Bryan Cole
Chief Financial Officer and Chief Operating Officer
Blue Owl Credit Income Corp.
399 Park Avenue New York, NY 10022
(212) 419-3000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Cynthia M. Krus
Kristin H. Burns
Dwaune L. Dupree
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001
(202) 383-0100

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Amendment No. 1 to Schedule TO
This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (this “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on February 27, 2024 by Blue Owl Credit Income Corp. (the “Company,” “our,” “we,” or “us”), to purchase up to the number of shares of our issued and outstanding Common Stock that can be repurchased with $444,663,278 at a price equal to the net offering price per share for the applicable class of Common Stock in effect as of March 31, 2024. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 26, 2024 (as the same may be further amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”), which, together with any amendments or supplements thereto, constitute the “Offer.”
The purpose of this Amendment No. 1 is to amend and supplement the Offer to Purchase to incorporate by reference the Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 7, 2024. Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in this Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Purchase, the Letter of Transmittal.

ITEMS 1 through 11.
Items 11(a) is hereby amended and supplemented as follows:
The “Additional Information” section of the Offer to Purchase is hereby amended to incorporate by reference the Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 7, 2024.
ITEM 12(b). FILING FEE
Filing Fee Table
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2024

BLUE OWL CREDIT INCOME CORP.

	By:	/s/ Bryan Cole
		Name:	Bryan Cole
		Title:	Chief Financial Officer and Chief Operating Officer